[GRAPHIC OMITTED]
Dykema

                                               Dykema Gossett PLLC
                                               Franklin Square, Third Floor West
                                               1300 I Street N.W.
                                               Washington, DC 20005
                                               WWW.DYKEMA.COM
                                               Tel:  (202) 906-8600
                                               Fax:  (202) 906-8669



November 1, 2006

BY EDGAR TRANSMISSION

Ms. Christina DiAngelo
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Investors Fund, Inc.
       Registration Statement on Form N-14 (File No. 333-137649)

Dear Ms. DiAngelo:

This letter responds, on behalf of Principal Investors Fund, Inc. ("PIF"), to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me by telephone on October 25, 2006, with respect to PIF's registration statement on Form N-14 under the Securities Act of 1933 (the "Act") (the "Registration Statement"). The Registration Statement was filed with the Commission on September 28, 2006. Capitalized terms have the meanings given them in the Registration Statement. Changes in response to staff comments as described below will be made in PIF's filing pursuant to Rule 497 under the Act.

Comments on the Pro Forma Financial Statements

Comment 1. Each pro forma financial statement needs a note referring the reader to the notes to pro forma financial statements.

          Response:  The requested change will be made.

Comment 2. At the end of the schedule of investments there is a "Schedule of Futures Contracts." Identify in that Schedule which of the PIF Tax-Exempt Bond Fund or the WM Tax-Exempt Bond Fund owned the futures contracts.

          Response:  The WM Tax-Exempt Bond Fund owned the futures contracts.
                     The requested change will be made.

Comments on the Fee Tables and Expense Examples

Comment 3. The pro forma estimated expenses for each Acquiring Fund are presented for the fiscal year ended October 31, 2007. Revise the "Annual Fund Operating Expenses" tables and "Examples" table to reflect expenses based on assets at fiscal year ended October 31, 2005.

          Response: Pursuant to your request, the pro forma percentages shown in the "Annual Fund Operating Expenses" tables and the pro forma amounts shown in the "Examples" tables for the Acquiring Funds will be revised to state the pro forma estimated expenses of the Acquiring Funds for the fiscal year ended October 31, 2005.

          Consistent with the foregoing, the introductory paragraph to the "Annual Fund Operating Expenses" table for each Acquiring Fund will be revised to state substantially as follows:

              The following table shows: (a) the ratios of expenses to average net assets of the Class A and Class B shares of the Acquired Fund for the fiscal year ended October 31, 2005; and (b) the pro forma expense ratios of the Class A and Class B shares of the Acquiring Fund for the fiscal year ended October 31, 2005 assuming both the Reorganization and the related WM Fund Reorganization had taken place at the beginning of such period. The Acquiring Fund is a new series of PIF that will commence operations at the effective time of the related WM Fund Reorganization, which is scheduled to occur immediately before the Reorganization.

          Also consistent with the foregoing, footnote 2 to the "Annual Fund Operating Expenses" table for each Reorganization will be revised to read as follows:

              The Acquiring Fund will not issue shares prior to the effective time of the related WM Fund Reorganization, which is scheduled to occur immediately before the Reorganization. The expenses shown in the table are based on the estimated fees and expenses of the Acquiring Fund.

Comment 4. The "Annual Fund Operating Expenses" table states that "Total Fund Operating Expenses" for the Class B shares of the Equity Income Fund were 2.23%. The Financial Highlights for the Fund's Class B shares for the fiscal year ended October 31, 2005, however, state that the gross expense ratio was 2.27% and that the Manager voluntarily limited expenses so that the net total expense ratio was 2.23%. Correct the information in the "Annual Fund Operating Expenses" table.

          Response: The "Annual Fund Operating Expenses" will be revised to reflect the information presented in the Financial Highlights. Because the expense limitation was voluntary, the substance of the limitation will be disclosed in a footnote to the "Annual Fund Operating Expenses" table, not in the table itself, and the "Examples" will be re-calculated based on the gross expense ratio.

Comment 5. Confirm whether the "Examples" tables reflect the conversion of Class B shares to Class A shares.

          Response: PIF confirms that the information shown in the "Examples" accurately reflects the conversion of Class B shares to Class A shares. A spreadsheet showing how the Examples were calculated for the Reorganization involving the Equity Income Fund and the Equity Income Fund I is attached to this letter as an appendix.

Comment 6. Include disclosure in the introductory paragraph to the "Examples" tables explaining that Class B shares convert to Class A shares after a specified period of time.

          Response: Class B shares of the Acquired Funds issued prior to the Reorganization convert to Class A shares after 7 years. Class B shares of the Acquiring Funds issued in the Reorganization convert to Class A shares after 6 years. Class B shares of the Acquiring Funds purchased after the Reorganization convert to Class A shares after 8 years.

          The introductory paragraph to the "Examples" tables will be revised to disclose substantially as follows:

              The examples reflect the conversion of Class B shares to Class A shares after 7 years for the Acquired Fund and after 6 years for Acquiring Fund Class B shares issued in the Reorganization.

          Similarly, the introductory paragraph to the example in footnote 1 to the "Examples" table will be revised to disclose that Class B shares convert to Class A shares after 8 years for Acquiring Fund Class B shares issued after the Reorganization.

                                    * * * * *

As we discussed during our telephone conversation, information relating to each Acquiring Fund shown in the "Annual Fund Operating Expenses" table and "Examples" table that does not reflect the impact of the related WM Fund Reorganization will be removed. As we concluded, this information is superfluous because each Reorganization is contingent on the consummation of the related WM Fund Reorganization.

In addition to incorporating changes in response to staff comments described above, PIF's filing pursuant to Rule 497 under the Act will reflect a number of corrections and updating changes, which will include outstanding share and share ownership information that was not available at the time of the initial EDGAR filing.

PIF acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. PIF also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. PIF represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8658 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC

/s/ Christopher D. Menconi

Christopher D. Menconi

Attachment - Appendix

                                                                        APPENDIX

ACQUIRING FUND SHARES ISSUED AFTER THE REORGANIZATION
                    (1.05 - Expenses)                         1.74%      Agg. Exp.   CDSL (Ending
      Beginning         Operating      Ending    Average     Annual      Before       Value x        Aggregate      Amount
Year    Value            Expenses      Value      Value     Expenses      CDSL     Applicable %)     Expenses      in Table    CDSL
                                                                                                                      YEAR 1   5.00%
 1      $10,000.00          1.0327  $10,327.00 $10,163.50    $175.83      $175.83   $500.00        $675.83       $676 YEAR 2   5.00%
 2       10,327.00          1.0327  $10,664.69 $10,495.85    $181.58      $357.41   $500.00        $857.41            YEAR 3   4.00%
 3       10,664.69     1.005285753                                                                                    YEAR 4   3.00%
 3       10,664.69     0.027330411  $11,012.53 $10,838.61    $188.42      $545.82   $400.00        $945.82       $946 YEAR 5   2.00%
 4       11,012.53          1.0326  $11,371.54 $11,192.04    $194.74      $740.56   $300.00      $1,040.56            YEAR 6   0.00%
 5       11,371.54          1.0326  $11,742.26 $11,556.90    $201.09      $941.65   $200.00      $1,141.65     $1,142 YEAR 7   0.00%
 6       11,742.26          1.0326  $12,125.05 $11,933.65    $207.65    $1,149.30     $0.00      $1,149.30
 7       12,125.05          1.0326  $12,520.33 $12,322.69    $214.41    $1,363.72     $0.00      $1,363.72
 8       12,520.33          1.0326  $12,928.49 $12,724.41    $221.40    $1,585.12     $0.00      $1,585.12
 9       12,928.49          1.0414  $13,463.73 $13,196.11    $113.49    $1,698.61     $0.00      $1,698.61
10       13,463.73          1.0414  $14,021.13 $13,742.43    $118.18    $1,816.79     $0.00      $1,816.79     $1,817


PIF - Equity Income I Class B with CDSC
(based on annual fund operating expenses of           1.74%
              Contractual waiver thru February 28, 2008                    1.73%
        Year 9 & 10 Annual Expenses                   0.86%



                    (1.05 - Expenses)                       1.74%      Agg. Exp.
      Beginning         Operating     Ending    Average     Annual      Before                 Amount
Year    Value            Expenses     Value      Value     Expenses      CDSL                in Table

 1      $10,000.00          1.0327  $10,327.00 $10,163.50    $175.83      $175.83             $176
 2       10,327.00          1.0327  $10,664.69 $10,495.85    $181.58      $357.41
 3       10,664.69     1.005285753
 3       10,664.69     0.027330411  $11,012.53 $10,838.61    $188.42      $545.82             $546
 4       11,012.53          1.0326  $11,371.54 $11,192.04    $194.74      $740.56
 5       11,371.54          1.0326  $11,742.26 $11,556.90    $201.09      $941.65             $942
 6       11,742.26          1.0326  $12,125.05 $11,933.65    $207.65    $1,149.30
 7       12,125.05          1.0326  $12,520.33 $12,322.69    $214.41    $1,363.72
 8       12,520.33          1.0326  $12,928.49 $12,724.41    $221.40    $1,585.12
 9       12,928.49          1.0414  $13,463.73 $13,196.11    $113.49    $1,698.61
10       13,463.73          1.0414  $14,021.13 $13,742.43    $118.18    $1,816.79           $1,817

PIF - Equity Income I Class B without CDSC
(based on annual fund operating expenses of           1.74%
               Contractual waiver thru February 28, 2008                    1.73
        Year 9 & 10 Annual Expenses                   0.86%




ACQUIRING FUND SHARES ISSUED IN THE REORGANIZATION
                    (1.05 - Expenses)                        1.74%      Agg. Exp.   CDSL (Ending
      Beginning         Operating     Ending     Average     Annual      Before       Value x        Aggregate  Amount
Year    Value            Expenses     Value       Value     Expenses      CDSL     Applicable %)     Expenses  in Table        CDSL
                                                                                                                        YEAR 1 4.00%
 1      $10,000.00          1.0327 $10,327.00  $10,163.50    $175.83      $175.83   $400.00        $575.83       $576   YEAR 2 4.00%
 2       10,327.00          1.0327 $10,664.69  $10,495.85    $181.58      $357.41   $400.00        $757.41              YEAR 3 2.00%
 3       10,664.69     1.005285753                                                                                      YEAR 4 2.00%
 3       10,664.69     0.027330411 $11,012.53  $10,838.61    $188.42      $545.82   $200.00        $745.82       $746   YEAR 5 1.00%
 4       11,012.53          1.0326 $11,371.54  $11,192.04    $194.74      $740.56   $200.00        $940.56              YEAR 6 1.00%
 5       11,371.54          1.0326 $11,742.26  $11,556.90    $201.09      $941.65   $100.00      $1,041.65     $1,042   YEAR 7 0.00%
 6       11,742.26          1.0326 $12,125.05  $11,933.65    $207.65    $1,149.30   $100.00      $1,249.30
 7       12,125.05          1.0414 $12,627.03  $12,376.04    $106.43    $1,255.73   $100.00      $1,355.73
 8       12,627.03          1.0414 $13,149.79  $12,888.41    $110.84    $1,366.57     $0.00      $1,366.57
 9       13,149.79          1.0414 $13,694.19  $13,421.99    $115.43    $1,482.00     $0.00      $1,482.00
10       13,694.19          1.0414 $14,261.13  $13,977.66    $120.21    $1,602.21     $0.00      $1,602.21     $1,602

PIF - Equity Income I Class B with CDSC
(based on annual fund operating expenses of          1.74%
              Contractual waiver thru February 28, 2008                    1.73%
        Year 7, 8, 9 & 10 Annual Expenses            0.86%




                    (1.05 - Expenses)                        1.74%      Agg. Exp.
      Beginning         Operating     Ending     Average     Annual      Before               Amount
Year    Value            Expenses     Value       Value     Expenses      CDSL              in Table

 1      $10,000.00          1.0327 $10,327.00  $10,163.50    $175.83      $175.83             $176
 2       10,327.00          1.0327 $10,664.69  $10,495.85    $181.58      $357.41
 3       10,664.69     1.005285753
 3       10,664.69     0.027330411 $11,012.53  $10,838.61    $188.42      $545.82             $546
 4       11,012.53          1.0326 $11,371.54  $11,192.04    $194.74      $740.56
 5       11,371.54          1.0326 $11,742.26  $11,556.90    $201.09      $941.65             $942
 6       11,742.26          1.0326 $12,125.05  $11,933.65    $207.65    $1,149.30
 7       12,125.05          1.0414 $12,627.03  $12,376.04    $106.43    $1,255.73
 8       12,627.03          1.0414 $13,149.79  $12,888.41    $110.84    $1,366.57
 9       13,149.79          1.0414 $13,694.19  $13,421.99    $115.43    $1,482.00
10       13,694.19          1.0414 $14,261.13  $13,977.66    $120.21    $1,602.21           $1,602

PIF - Equity Income I Class B without CDSC
(based on annual fund operating expenses of          1.74%
              Contractual waiver thru February 28, 2008                    1.73%
        Year 7, 8, 9 & 10 Annual Expenses            0.86%




ACQUIRED FUND
                     (1.05 - Expenses)                       2.27%      Agg. Exp.   CDSL (Ending
       Beginning         Operating     Ending    Average     Annual      Before       Value x     Aggregate   Amount
Year     Value            Expenses     Value      Value     Expenses      CDSL     Applicable %)  Expenses   in Table          CDSL
                                                                                                                      YEAR 1  4.00%
  1      $10,000.00          1.0273 $10,273.00 $10,136.50    $230.10      $230.10   $400.00        $630.10       $630 YEAR 2  4.00%
  2       10,273.00          1.0273 $10,553.45 $10,413.23    $236.38      $466.48   $400.00        $866.48            YEAR 3  3.00%
  3       10,553.45     1.004412877                                                                                   YEAR 4  3.00%
  3       10,553.45     0.022887123 $10,841.56 $10,697.51    $242.83      $709.31   $300.00      $1,009.31     $1,009 YEAR 5  2.00%
  4       10,841.56          1.0273 $11,137.54 $10,989.55    $249.46      $958.77   $300.00      $1,258.77            YEAR 6  1.00%
  5       11,137.54          1.0273 $11,441.59 $11,289.56    $256.27    $1,215.05   $200.00      $1,415.05     $1,415 YEAR 7  0.00%
  6       11,441.59          1.0273 $11,753.95 $11,597.77    $263.27    $1,478.32   $100.00      $1,578.32
  7       11,753.95          1.0273 $12,074.83 $11,914.39    $270.46    $1,748.77   $100.00      $1,848.77
  8       12,074.83          1.0372 $12,524.01 $12,299.42    $157.43    $1,906.21     $0.00      $1,906.21
  9       12,524.01          1.0372 $12,989.91 $12,756.96    $163.29    $2,069.50     $0.00      $2,069.50
 10       12,989.91          1.0372 $13,473.13 $13,231.52    $169.36    $2,238.86     $0.00      $2,238.86     $2,239

PIF - Equity Income Class B with CDSC
(based on annual fund operating expenses of          2.27%
              No waiver                                                    2.27%
        Year 8, 9 & 10 Annual Expenses               1.28%




                     (1.05 - Expenses)                      2.27%       Agg. Exp.
       Beginning         Operating    Ending    Average     Annual      Before                 Amount
Year     Value            Expenses    Value      Value     Expenses      CDSL                in Table

  1      $10,000.00          1.0273  $10,273.00 $10,136.50    $230.10      $230.10             $230
  2       10,273.00          1.0273  $10,553.45 $10,413.23    $236.38      $466.48
  3       10,553.45     1.004412877
  3       10,553.45     0.022887123  $10,841.56 $10,697.51    $242.83      $709.31             $709
  4       10,841.56          1.0273  $11,137.54 $10,989.55    $249.46      $958.77
  5       11,137.54          1.0273  $11,441.59 $11,289.56    $256.27    $1,215.05           $1,215
  6       11,441.59          1.0273  $11,753.95 $11,597.77    $263.27    $1,478.32
  7       11,753.95          1.0273  $12,074.83 $11,914.39    $270.46    $1,748.77
  8       12,074.83          1.0372  $12,524.01 $12,299.42    $157.43    $1,906.21
  9       12,524.01          1.0372  $12,989.91 $12,756.96    $163.29    $2,069.50
 10       12,989.91          1.0372  $13,473.13 $13,231.52    $169.36    $2,238.86           $2,239

PIF - Equity Income Class B without CDSC
(based on annual fund operating expenses of           2.27%
              No waiver                                                    2.27%
        Year 8, 9 & 10 Annual Expenses                1.28%